Exhibit 99.B(23)(l)

[          ], 2009

Board of Trustees

The Motley Fool Funds Trust

2000 Duke Street

Suite 175

Alexandria, Virginia 22314

To the Board of Trustees:

In order to provide The Motley Fool Funds Trust (the “Trust”) with initial capital so as to enable the public offering of shares of the Trust, Motley Fool Asset Management, LLC (“MFAM”) is hereby purchasing from the Trust 10,000 shares of beneficial interest, par value $0.001 per share, of Motley Fool Independence Fund, a series of the Trust, at a purchase price of $10.00 per share.

MFAM represents and warrants that such purchase of shares is being made: for investment purposes and not with a view towards the distribution thereof; and without any present intention of selling such shares.

Very truly yours,

Motley Fool Asset Management, LLC

By:
Name:
Title: